--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               MINOLTA-QMS, INC.

                       (Name of Subject Company (Issuer))

                          MINOLTA INVESTMENTS COMPANY
                               MINOLTA CO., LTD.

                      (Names of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   74726G 102

                     (CUSIP Number of Class of Securities)

             TOSHIHIRO KATAOKA                              ALLEN A. HANS
             MINOLTA CO., LTD.                       MINOLTA INVESTMENTS COMPANY
         3-13 AZUCHI-MACHI 2-CHOME                     C/O MINOLTA CORPORATION
      CHUO-KU, OSAKA 541-8556, JAPAN                     101 WILLIAMS DRIVE
        TELEPHONE: (81) 6-6271-2621                   RAMSEY, NEW JERSEY 07446
        FACSIMILE: (81) 6-6271-2283                   TELEPHONE: (201) 825-4000
                                                      FACSIMILE: (201) 825-7331

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                           TELEPHONE: (212) 310-8000
                           FACSIMILE: (212) 310-8007
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $50,373,594                                                    $10,075

* Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 8,395,599 shares of common stock, par value $.01 per share, of Minolta-QMS, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $6.00 per Share in cash. Such number of Shares includes (i) 13,266,131 Shares outstanding as of September 13, 2000, less 7,570,000 Shares already beneficially owned by Minolta Investments Company and (ii) options and warrants to purchase 2,699,468 Shares having an exercise price of less than $6.00 per Share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

    / / Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       None                         Filing Party:           Not Applicable
Form or Registration No.:                     Not Applicable               Date Filed:             Not Applicable

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        /X/  third-party tender offer subject to Rule 14d-1.

        / /  issuer tender offer subject to Rule 13e-4.

        /X/  going-private transaction subject to Rule 13e-3.

        /X/  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             (Continued on following pages)
                                  (Page 1 of 10 pages)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 74726G 102                       TO                       PAGE 2 OF 10

   1     NAME OF REPORTING PERSONS:

         Minolta Investments Company
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) / /

         (b) / /
   3     SEC USE ONLY
   4     SOURCE OF FUNDS:

         AF
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f):                          / /
   6     CITIZENSHIP OR PLACE OF ORGANIZATION:

         State of Delaware

                          7     SOLE VOTING POWER:

                                7,570,000
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER:
      OWNED BY
                                0
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER:
       PERSON
                                7,570,000
        WITH
                         10     SHARED DISPOSITIVE POWER:

                                0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         7,570,000
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES    / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         57.1%
  14     TYPE OF REPORTING PERSON

         CO

CUSIP NO. 74726G 102                       TO                       PAGE 3 OF 10

   1     NAME OF REPORTING PERSONS:

         Minolta Co., Ltd.
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) / /

         (b) / /
   3     SEC USE ONLY
   4     SOURCE OF FUNDS:

         OO, WC
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f):                          / /
   6     CITIZENSHIP OR PLACE OF ORGANIZATION:

         Japan

                          7     SOLE VOTING POWER:

                                0
      NUMBER OF
       SHARES
    BENEFICIALLY          8     SHARED VOTING POWER:
      OWNED BY
                                7,570,000
        EACH
      REPORTING           9     SOLE DISPOSITIVE POWER:
       PERSON
                                0
        WITH
                         10     SHARED DISPOSITIVE POWER:

                                7,570,000

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,570,000
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES    / /
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         57.1%
  14     TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Minolta Investments Company, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Minolta Co., Ltd., a Japanese corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Minolta-QMS, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, at a price of $6.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

       The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Minolta-QMS, Inc., a Delaware corporation. The Company's principal executive offices are located at One Magnum Pass, Mobile, Alabama 36618 and its phone number is
       (334) 633-4300.

(b) This statement relates to the Common Stock, par value $.01 per share, of which 13,266,131 Shares were issued and outstanding as of September 13, 2000. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated by reference herein.

(c) The information set forth in "THE TENDER OFFER--Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(f) The information set forth in "SPECIAL FACTORS--Background of the Offer" of the Offer to Purchaser is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) This Statement is being filed by Parent and Purchaser. The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and
       Schedule I thereto is incorporated herein by reference.

(b) The information set forth in the "THE TENDER OFFER--Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

(c) The information set forth in the "THE TENDER OFFER--Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of Japan.

ITEM 4.  TERMS OF THE TRANSACTION.

       The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in "SPECIAL FACTORS--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5 (a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5 (a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on
       Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

(b) The information set forth in the "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase, there have been no material contacts, negotiations and transactions during the past two years which would be required to be disclosed under this Item 5 (b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase, and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a),(c)(1),
(4)-(7)The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS--The Merger Agreement", "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends", and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

(c)(2)-(3)
       Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The information set forth in "THE TENDER OFFER--Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    The information set forth in the "INTRODUCTION", "SPECIAL
       FACTORS--Background of the Offer", "SPECIAL FACTORS--Beneficial Ownership of Common Stock", "SPECIAL FACTORS--Transactions and Arrangments Concerning the Shares" and "THE

       TENDER OFFER--Section 9. Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--
       Section 13. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

       Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER--Section 12. Certain Legal Matters; Required Regulatory Approvals" is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference

ITEM 12. EXHIBITS.

(a)(1)(A)
       Offer to Purchase, dated October 3, 2000.

(a)(1)(B)
       Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated October 3, 2000.

(a)(1)(C)
       Letter of Transmittal.

(a)(1)(D)
       Notice of Guaranteed Delivery.

(a)(1)(E)
       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)
       Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(G)
       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)
       Summary Advertisement as published in The New York Times on October 3, 2000.

(a)(1)(I)
       Text of joint press release issued by Parent and the Company, dated October 3, 2000, announcing the commencement of the Offer.

(a)(1)(J)
       Text of press release issued by Parent, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(K)
       Text of press release issued by the Company, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(L)
       Letter to stockholders from Edward E. Lucente, President and Chief Executive Officer of Minolta-QMS, Inc., dated October 3, 2000.

(a)(5)(A)
       Complaint of William Deckard against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana,

       William R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(a)(5)(B)
       Complaint of Ruth Grening against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana, William R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(b)    None.

(c)(1) Opinion of The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc., dated September 13, 2000.

(c)(2) Materials presented by The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc. on September 12, 2000.

(c)(3) Report prepared by KPMG Corporate Finance Kabushiki Kaisha for Minolta Co., Ltd.

(d) Agreement and Plan of Merger, dated as of September 13, 2000, by and among Minolta Co., Ltd., Minolta Investments Company and
       Minolta-QMS, Inc.

(e)    Not applicable.

(f) Section 262 of the Delaware General Corporation Law (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)    None.

(h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    The information set forth in the "INTRODUCTION", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company after the Offer and the Merger;Certain Effects of the Offer", "THE TENDER OFFER--Section 7. Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "THE TENDER OFFER--Section 5. Certain Tax Consequences", "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Financial Advisor", "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "THE TENDER OFFER--Section 11. Certain Conditions of the Offer", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase and Schedule II to the Offer to Purchase is incorporated herein by reference. In addition, Item 8 of Minolta-QMS, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and Item 1 of Minolta-QMS, Inc.'s Quarterly Rerport on Form 10-Q for the quarter ended June 30, 2000 are incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 3, 2000 that the information set forth in this statement is true, complete and correct.

                                                       MINOLTA INVESTMENTS COMPANY

                                                       BY:    /S/ ALLEN A. HANS
                                                              --------------------------------------
                                                       Name:  Allen A. Hans
                                                       Title: Vice President and Secretary

                                                       MINOLTA CO., LTD.

                                                       By:    /s/ MASANORI HONDO
                                                              --------------------------------------
                                                       Name:  Masanori Hondo
                                                       Title: Director

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of October 3, 2000 that the information set forth in this statement is true, complete and correct.

                                                       SCHEDULE 13E-3
                                                       MINOLTA-QMS, INC.

                                                       By:    /s/ EDWARD E. LUCENTE
                                                              --------------------------------------
                                                       Name:  Edward E. Lucente
                                                       Title: President and Chief Executive Officer

                                 EXHIBIT INDEX


EXHIBIT NO.                                              DESCRIPTION
-------------------------------  ------------------------------------------------------------
(a)(1)(A)......................  Offer to Purchase, dated October 3, 2000.

(a)(1)(B)......................  Solicitation/Recommendation Statement on Schedule 14D-9 of
                                 the Company, dated October 3, 2000.

(a)(1)(C)......................  Letter of Transmittal.

(a)(1)(D)......................  Notice of Guaranteed Delivery.

(a)(1)(E)......................  Letter to Brokers, Dealers, Commercial Banks, Trust
                                 Companies and other Nominees.

(a)(1)(F)......................  Letter to clients for use by Brokers, Dealers, Commercial
                                 Banks, Trust Companies and Nominees.

(a)(1)(G)......................  Guidelines for Certification of Taxpayer Identification
                                 Number on Substitute Form W-9.

(a)(1)(H)......................  Summary Advertisement as published in The New York Times on
                                 October 3, 2000.

(a)(1)(I)......................  Text of joint press release issued by Parent and the
                                 Company, dated October 3, 2000, announcing the commencement of the Offer.

(a)(1)(J)......................  Text of press release issued by Parent, dated September 13,
                                 2000, announcing the execution of the Merger Agreement.

(a)(1)(K)......................  Text of press release issued by the Company, dated
                                 September 13, 2000, announcing the execution of the Merger
                                 Agreement.

(a)(1)(L)......................  Letter to stockholders from Edward E. Lucente, President and
                                 Chief Executive Officer of Minolta-QMS, Inc., dated October
                                 3, 2000.

(a)(5)(A)......................  Complaint of William Deckard against Minolta Co.,Ltd.,
                                 Minolta Investments Company, Minolta-QMS, Inc., Edward E.
                                 Lucente, Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii,
                                 Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke
                                 Takekida, Shoei Yamana, William R. Bowles and Robert J.
                                 Materna, filed in the Court of Chancery in the State of
                                 Delaware on September 1, 2000.

(a)(5)(B)......................  Complaint of Ruth Grening against Minolta Co.,Ltd., Minolta
                                 Investments Company, Minolta-QMS, Inc., Edward E. Lucente,
                                 Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A.
                                 Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida,
                                 Shoei Yamana, William R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on
                                 September 1, 2000.

(b)............................  None.


EXHIBIT NO.                                              DESCRIPTION
-------------------------------  ------------------------------------------------------------
(c)(1).........................  Opinion of The Robinson-Humphrey Company, LLC to the Special
                                 Committee of the Board of Directors of Minolta-QMS, Inc.,
                                 dated September 13, 2000.

(c)(2).........................  Materials presented by The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of
                                 Minolta-QMS, Inc. on September 12, 2000.

(c)(3).........................  Report prepared by KPMG Corporate Finance Kabushiki Kaisha for Minolta Co., Ltd.

(d)............................  Agreement and Plan of Merger, dated as of September 13,
                                 2000, by and among Minolta Co., Ltd., Minolta Investments
                                 Company and Minolta-QMS, Inc.

(e)............................  Not applicable.

(f)............................  Section 262 of the Delaware General Corporation Law
                                 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)............................  None.

(h)............................  None.